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SEC FILE NUMBER
8-45235

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: World Choice Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7730 Olentangy River Road, Suite 200
(No. and Street)

Columbus	Ohio	43235
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Cargin	614-436-0231	r.cargin@wcsrep.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA Group, LLC
(Name – if individual, state last, first, and middle name)

1250 Old Henderson Road	Columbus	Ohio	43220
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert K. Cargin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of World Choice Securities, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KEATON STEELE NOTARY PUBLIC, STATE OF OHIO

Signature: [signature]

Title: President

[signature]
Notary Public

Commission expires 10/08/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WORLD CHOICE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

Supplementary Information Required by SEC Rule 17a-5:

Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of World Choice Securities, Inc.
Westerville, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of World Choice Securities, Inc. (an S corporation) as of December 31, 2021, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of World Choice Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of World Choice Securities, Inc.'s management. Our responsibility is to express an opinion on World Choice Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to World Choice Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5(e)(4) of the Securities and Exchange Commission, and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of World Choice Securities, Inc.'s financial statements. The supplemental information is the responsibility of World Choice Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5(e)(4) of the Securities and Exchange Commission, and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as World Choice Securities, Inc.'s auditor since 2020.
Columbus, Ohio
March 31, 2022

WORLD CHOICE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash	$	54,365
Restricted cash and equivalents		51,925
Total cash		106,290
Receivable from broker-dealers and clearing dealer		110,804
Total current assets		217,094
Long term assets		-
	$	217,094

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	23,785
Commissions payable		57,700
Accrued liabilities		18,112
SBC Loan		-
Total current liabilities		99,597
Subordinated debt		-
Total current liabilities		99,597
Stockholder's equity:		
Common stock, par value $10 per share, 25,000 shares authorized, 800 shares issued and outstanding		8,000
Additional paid in capital		85,912
Retained earnings		23,585
Total stockholders' equity		117,497
	$	217,094

The accompanying notes are an integral part of these financial statements.

WORLD CHOICE SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:	
Commissions Income	$ 969,259
Investment Advisory	313,593
12b-1 Fees	570,241
Fee Income	180,797
Other Income	67,915
Interest income	7,690
Total revenues	2,109,495
OPERATING EXPENSES:	
Commissions	1,582,009
Payroll Expense	85,017
Clearing House Charges	59,029
Insurance	26,200
Registration & Regulatory	31,218
General and administrative	114,199
Total operating expenses	1,897,672
Total Operating Income	211,823
Other income (expenses)	
Debt forgiveness	41,700
Total other income (expenses)	41,700
NET INCOME	$ 253,523

The accompanying notes are an integral part of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Common Stock:	
Balance at beginning of period	$ 8,000
Shares issued / (redeemed)	-
Balance at end of period	8,000
Additional Paid In Capital:	
Balance at beginning of period	$ 85,912
Contributed capital	-
Balance at end of period	85,912
Retained Earnings:	
Balance at beginning of period	37,384
Net Income	253,523
Distributions	(267,322)
Balance at end of period	23,585
Total stockholder's equity	$ 117,497

The accompanying notes are an integral part of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 253,523
Adjustment to reconcile net income to net cash provided by operating activities	
Debt forgiveness	(41,700)
(Increase) decrease in:	
Receivable from broker-dealers and clearing organization	21,466
Increase (decrease) in:	
Accounts payable	23,785
Commissions payable	(54,590)
Accrued liabilities	3,072
Total adjustments	(47,967)
Net cash provided by operating activities	205,556
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash flows from investing activities	0
Cash flow from financing activities	
Distributions to members	(267,322)
Net cash used in operating activities	(267,322)
Net decrease in cash	(61,766)
Cash and restricted cash at beginning of period	168,056
Cash and restricted cash at end of period	$ 106,290
Supplemental disclosures:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements

WORLD CHOICE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

World Choice Securities, Inc. (the Company) a Texas corporation was established in September of 1992 and changed its name on March 27, 1997. On October 1, 2017, 12% of the Company was sold to an individual and 88% was sold to the individual's firm, WCS Financial Group, Inc. Effective January 1, 2020 WCS Financial Group, Inc. purchased 12% of the Company from an individual. Effective January 1, 2020 WCS Financial Group, Inc. owns 100% of the Company.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

Effective January 1, 2020, WCS Financial Group, Inc. elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income. Because of the Subchapter S election by the parent company the provision for Federal income tax has been removed.

Advertising costs -

Advertising costs are expensed as incurred. Total cost was $1,642.00.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Currently the company has no marketable investments.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2) PROPERTY AND EQUIPMENT:

The Company currently leases the building, equipment, and furnishings on a month-to-month lease from a related party. See note 6.

(3) PAYCHECK PROTECTION PROGRAM LOAN:

On May 7, 2020, the Company received loan proceeds in the amount of $41,700 under the Paycheck Protection Program ("PPP"). The PPP, established by Section 1106(b) of the Coronavirus Aid, Relief and Economic Security Act ("CARES" Act"), provides for loans to qualifying businesses for amounts up to 2.5 times their average monthly payroll expenses. The loans and accrued interest are forgivable after 8 or 24 weeks (covered period) as long as the borrower uses the loan proceeds for eligible purposes (including payroll, benefits, rent and utilities) and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the 8 or 24 week period.

On June 7, 2021, the Small Business Administration (SBA) notified the servicing bank that our application for forgiveness was accepted in whole. The servicing bank, First Financial Bank, Worthington, Ohio notified us of receipt of the funds and applied them to our loan.

The Company had included the PPP loan as a long-term liability on its financial statements and have adjusted accordingly this fiscal year.

(4) FEDERAL INCOME TAXES:

Effective January 1, 2020, the parent company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

(5) REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Advisory Fees- The company earns investment advisory fees from contracts with customers and through a third-party adviser to provide asset management and financial planning services. Management fees are assessed quarterly in arrears or at the beginning of the quarter. Fees are billed directly to customers or customer accounts when authorized and by a third-party adviser who forwards a portion of fees to World Choice through a Solicitors Agreement. The Company may contract with a customer to charge a flat fee based on work performed in account planning or analysis. Fees are recognized in the calendar quarter services are performed.

Introducing Broker/Dealer Revenue from Clearing Firm- The company earns commissions and fees from transactions and account handling in accounts held at the Company's clearing firm RBC Correspondent Services, LLC, whereby World Choice has introduced the customer as a correspondent of RBC.

Brokerage and Insurance Commissions and Fees- The Company earns commissions and fees from customer contracts for investment company products, annuities, insurance policies and alternative investments such as REITs or oil and gas programs. Accounts are established by way of direct application with the sponsor with World Choice as the broker of record. Revenue is earned according to Selling Agreements with sponsors and recognized in the period it was earned.

(6) RELATED PARTY TRANSACTION:

World Choice Securities Inc. is a subsidiary of WCS Financial Group, Inc. During 2021, related party transactions include dividends paid to the parent company. World Choice Securities, Inc. pays rent to RFG Properties, LLC which entity is under common ownership with WCS Financial Group. Rent payments include leased space and furnished property and equipment for the year totaled $46,800.00.

(7) NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to RBC CS LLC and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000, or 6 2/3% of Aggregate Indebtedness. At December 31, 2021, the Company has net capital of $112,167 which is $105,527 in excess of its required net capital of $6,640.

(8) SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2021 through March 31, 2022, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

< This portion of the page intentionally left blank. >

WORLD CHOICE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 117,498
DEDUCTIONS	(5,331)
ADDITIONS	0
NET CAPITAL BEFORE HAIRCUTS	112,167
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(0)
NET CAPITAL	$ 112,167

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 99,596
TOTAL AGGREGATE INDEBTEDNESS	$ 99,596

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 6,640
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 6,640
Ratio:	
Aggregate Indebtedness to Net Capital	.888 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2021)

Net Capital as Reported in Company's Part II Focus Report	$ 112,167
Adjustments	(0)
Net Capital Per Above	$ 112,167

Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of World Choice Securities, Inc.
Westerville, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by World Choice Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating World Choice Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. World Choice Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2021, as applicable, with the amounts reported in Form SIPC-7 for the year ended December, 31 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on World Choice Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of World Choice Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 31, 2022

WORLD CHOICE SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2021

GENERAL ASSESSMENT	$	853
LESS PAYMENT MADE 8/04/21 WITH SIPC-6		(293)
ASSESSMENT BALANCE DUE		560
ASSESSMENT PAID WITH FORM SIPC-7T	$	560

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

TOTAL REVENUE FOCUS PART IIA LINE 9	$	2,151,889
TOTAL ADDITIONS		647
DEDUCTIONS:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products.		1,502,475
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		37,366
Net gain from securities in investment accounts.		0
Other revenue not related either directly or indirectly to the securities business.		41,700
The greater of (i)Total interest and dividend expense but not in excess of total interest and dividend income or (ii)40% margin interest earned on customers securities account		2,049
TOTAL DEDUCTIONS		1,583,589
SIPC NET OPERATING REVENUE	$	568,946
GENERAL ASSESSMENT @ .0015	$	853

Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of World Choice Securities, Inc.
Westerville, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) World Choice Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which World Choice Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) World Choice Securities, Inc. stated that World Choice Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. World Choice Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World Choice Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 31, 2022

World Choice

securities, inc.

World Choice Securities, Inc.
2021 Exemption Report

World Choice Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.153c3-3 under the following provision of 17 C.F.R.§240.15c3-3 (k):

The Company met the identified exemption provisions in 17 C.F.R. § 240.15.c3-3(k) (2) (ii) throughout the most recent fiscal year without exception.

World Choice Securities, Inc.

I, Robert K. Cargin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President
March 31, 2022

Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from computation of a reserve requirement and the information relation to the possession or control requirements.

FINRA

February 28, 2022

Sent Via Email: r.cargin@wcsrep.com

Mr. Robert Cargin
Chief Executive Officer
World Choice Securities, Inc.
7730 Olentangy River Road, Suite 200
Columbus, OH 43235

Re: World Choice Securities, Inc. - December 2021 Annual Audit Report

Dear Mr. Cargin:

In reply to your letter dated February 25, 2022, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 2021 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 30 calendar days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before March 31, 2022 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

If you have any question, please feel free to contact me at 617-532-3489 or Cindy.Miller@finra.org.

Regards,

/s/ Cindy Miller

Cindy Miller
Principal Analyst, Risk Monitoring

/rmr

cc: Daniel Gregus, Regional Director
U.S. Securities and Exchange Commission
Sent Via Email: chicago@sec.gov

Almira Musovic, Senior Program Assistant, FINRA
Sent Via Email